UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(Amendment No. 2)

SOLICITATION/RECOMMENDATION STATEMENT

PURSUANT TO SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

THE MICHAELS COMPANIES, INC.

(Name of Subject Company)

THE MICHAELS COMPANIES, INC.

(Name of Person(s) Filing Statement)

Common Stock, par value $0.067751 per share

(Title of Class of Securities)

59408Q106

(CUSIP Number of Ordinary Shares)

Tim Cheatham

3939 West John Carpenter Freeway

Irving, Texas 75063

(Address of registrant’s principal executive office)

(972) 409-1300

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications

on Behalf of the Person(s) Filing Statement)

With copies to:

William M. Shields

Craig E. Marcus

Sarah H. Young

William J. Michener

Ropes & Gray LLP

Prudential Tower

800 Boylston Street

Boston, Massachusetts 02199

(617) 951-7000

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 2 (this “Amendment”) to Schedule 14D-9 amends and supplements the Schedule 14D-9 previously filed by The Michaels Companies, Inc., a Delaware corporation (the “Company”), with the U.S. Securities and Exchange Commission (the “SEC”) on March 16, 2021 (as amended or supplemented from time to time, the “Schedule 14D-9”), with respect to the tender offer made by Magic MergeCo, Inc., a Delaware corporation (“Purchaser”) and a wholly-owned subsidiary of Magic AcquireCo, Inc., a Delaware corporation (“Parent”), to purchase all of the Company’s outstanding shares of common stock, par value $0.067751 per share (“Shares”), pursuant to the Agreement and Plan of Merger, dated as of March 2, 2021, among Parent, Purchaser, and the Company (as it may be amended from time to time, the “Merger Agreement”), at a purchase price of $22.00 per Share, net to the holder of such Share in cash, without interest, but subject to any applicable withholding taxes (such consideration as it may be amended from time to time pursuant to the terms of the Merger Agreement, the “Offer Price”), upon the terms and subject to the conditions set forth in the Offer to Purchase, dated March 16, 2021 (together with any amendments or supplements thereto, the “Offer to Purchase”), and in the related Letter of Transmittal (together with any amendments or supplements thereto, the “Letter of Transmittal,” which, together with the Offer to Purchase and other related materials, constitutes the “Offer”). The Offer is described in a Tender Offer Statement on Schedule TO (as amended or supplemented from time to time, the “Schedule TO”) filed by Parent and Purchaser with the SEC on March 16, 2021. The Offer to Purchase and the Letter of Transmittal have been filed as Exhibits (a)(1)(A) and (a)(1)(B) to the Schedule 14D-9, respectively, as each may be amended or supplemented from time to time.

Capitalized terms used in this Amendment but not defined herein shall have the respective meaning given to such terms in the Schedule 14D-9. The information set forth in the Schedule 14D-9 remains unchanged and is incorporated herein by reference, except that such information is hereby amended or supplemented to the extent specifically provided herein.

Item 8.	Additional Information.

Item 8 of the Schedule 14D-9 is hereby amended and supplemented by inserting after the end of the subsection entitled “Certain Litigation” the disclosure set forth below:

“On March 22, 2021, a purported Company stockholder filed a complaint in the United States District Court for the District of Delaware, captioned Sanchez v. The Michaels Companies, Inc., et al., Civil Action No. 1:21-cv-0410 (the “Sanchez Complaint”), against the Company and the members of the Company’s Board of Directors. On March 22, 2021, another purported Company stockholder filed a complaint in the United States District Court for the District of Delaware, captioned Griffin v. The Michaels Companies, Inc., et al., Civil Action No. 1:99-mc-09999-UNA (the “Griffin Complaint”), against the Company, the members of the Company’s Board of Directors, Purchaser, and Parent. The complaints in these actions allege that the Company, the members of the Company’s Board of Directors, Purchaser, and/or Parent violated Sections 14(d), 14(e), and 20(a) of the Securities and Exchange Act of 1934 (the “Exchange Act”), and Rule 14d-9 promulgated under the Exchange Act, by, among other things, allegedly misstating or omitting certain supposedly material information in the Schedule 14D-9 filed with the United States Securities and Exchange Commission on March 16, 2021 (the “Schedule 14D-9”) in connection with the tender offer by Purchaser to purchase all of the Company’s outstanding shares of common stock (the “Proposed Transaction”). The Sanchez Complaint also alleges that the members of the Company’s Board of Directors breached their fiduciary duties to the Company’s stockholders in connection with the Proposed Transaction by omitting certain material information regarding the Proposed Transaction in the Schedule 14D-9, and by agreeing to enter into the Proposed Transaction through an allegedly inadequate process and at an allegedly unfair price. In addition, the Sanchez Complaint asserts that the Company aided and abetted these alleged breaches of fiduciary duty. The complaints in these actions generally seek, among other things, injunctive relief preventing the consummation of the Proposed Transaction, rescissory damages or rescission in the event of consummation of the Proposed Transaction, declaratory relief, and certain fees and expenses. The outcome of these lawsuits cannot be predicted with certainty. However, the Company believes that the plaintiffs’ allegations lack merit.

If additional similar complaints are filed, absent new or different allegations that are material, the Company will not necessarily announce such additional filings.

The foregoing description does not purport to be complete and is qualified in its entirety by reference to the Sanchez Complaint and the Griffin Complaint, copies of which are attached as Exhibits (a)(5)(H) and (a)(5)(I), respectively, to this Schedule 14D-9 and are hereby incorporated herein by reference.”

Item 9.	Exhibits.

Item 9 of the Schedule 14D-9 is hereby amended and supplemented as follows:

Exhibit No.	Description

(a)(5)(H)	Complaint, dated March 22, 2021 (Sanchez v. The Michaels Companies, Inc., et al.)*

(a)(5)(I)	Complaint, dated March 22, 2021 (Griffin v. The Michaels Companies, Inc., et al.)*

*	filed herewith

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: March 23, 2021	THE MICHAELS COMPANIES, INC.

	By:	/s/ Ashley Buchanan
	Name:	Ashley Buchanan
	Title:	Chief Executive Officer